                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 12b-25

                         Commission file Number 0-16341
                         -------------------------------

                          NOTIFICATION OF LATE FILLING

(Check One)
(X)  Form 10-K  ( )  Form 11-K  ( )  Form 20-F  ( )  Form 10-Q   ( )  Form N-SAR

                        For period Ended: March 31, 2002
                        ---------------------------------

(  )   Transition Report on Form 10-K      (  )   Transition Report on Form 10-Q
(  )   Transition Report on Form 20-K      (  )   Transition Report on Form N-SAR
(  )   Transition Report on Form 11-K

                      For the Transition Period Ended: N/A
                      -------------------------------------

Read attached instruction sheet before preparing from. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

                                       1

                                     PART I
                              REGISTRANT INFORMATIN

Full name of registrant: ADVA International Inc.
                         -----------------------

Former name (if applicable): N/A
                             -----

Address of principal executive office (Street and  number): 454 South Anderson Road,  Suite 214
                                                            -----------------------------------

City, State and Zip Code:  Rock Hill, SC  29730
                           --------------------

                                    PART II
                             RULE 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check appropriate box.)

( X )    (a)  The reasons described in a reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(   )    (b)  The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on
              Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(   )    (c)  The accountant's statement or other exhibit required by Rule
              12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

        During the current quarter, the Company experienced multiple changes in both its Board of Directors and management as reported in the Form 8K filed with the Securities and Exchange Commission on May 17, 2002. These changes delayed the ability of the Company to generate certain information and documents necessary to the timely filing of the Form 10KSB. Furthermore, expected external funding for the Company to carry out specific actions to facilitate a timely filing was delayed. These combined circumstances caused the timely filing of the
Company's Form 10-KSB to be unavoidably delayed. The Company believes it now possesses the funding and information required and anticipates completing and filing Form 10-KSB within the extension period.

        It is anticipated that the financial results of operations for ADVA during the fiscal year ended March 31, 2002 will show a reduction in loss when compared to the results for the fiscal year ended March 31, 2001. The Company anticipates reporting a loss of an estimated $1,205,000 - as compared to a net loss of
$1,467,711 for the prior year. The primary reasons for this change are reduced merger related costs associated with the Company's 2001 merger partially offset by increased salary and administrative costs as the Company stepped up development and marketing efforts and engaged in executive staffing and increased administrative activities.

                           PART IV OTHER INFORMATION

(1)      Name and telephone number of person to contact in regard to this notification:

                Ernst R Verdonck  Office: 803.327.6790 Cell: +31 6 54711581

(2)      Have all other periodic reports required under Section 13 or 14(d) of the Securities Exchanged Act of 1934 or Section 39 of the Investment
         Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                            ( X ) Yes   (  )  No

(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statement to be included in the subject report or portion thereof?
                                                            ( X ) Yes   (  )  No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Please see second paragraph in Part III (Narrative), above.

                             ADVA International Inc.
                  -------------------------------------------
                  (Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized:

Date:  June 28, 2002                           By: /s/ Ernst R. Verdonck
       -------------                               ---------------------
                                                       Ernst R. Verdonck
                                                       President